NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following securityissued by Citigroup
 Global Markets Holdings Inc. (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

2% Principal-Protected Notes Linked to the DJIA due 8/25/2010
(suspended: 8/25/2010) symbol:PDD

2.5% Principal-Protected Notes linked to the Dow Jones Global Titans 50 Index due 10/28/2010 (suspended: 10/28/2010) symbol: PNJ

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issues have matured at their respective dates. Accordingly, trading in the issues were suspended before the opening on such maturity date.